 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

                                                                                                  SEC FILE NUMBER:  0-51176
                                                                                             CUSIP NUMBER: 491292 108

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐Form N-SAR  ☐ Form N-CSR

For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

           Read Instruction (on back page) Before Preparing Form.  Please Print or Type. ________________________________________________

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of Registrant	Kentucky First Federal Bancorp
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	479 Main Street
City, State and Zip Code	Hazard, Kentucky 41702

PART II - RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

           State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

           Kentucky First Federal Bancorp. (“we,” “our” or the “Company”) has determined that it is unable to file its Annual Report Form 10-K for the year ended June 30, 2010 (the “Form 10-K”) with the U.S. Securities and Exchange Commission (the “SEC”) by the September 28, 2010 due date.

           We are not able to file a timely Form 10-K because we have not completed our consolidated financial statements and related disclosures for the year ended June 30, 2010.  As described under Part IV below, we will be restating our financial statements as of and for the year ended June 30, 2009, and we cannot file the Form 10-K for the year ended June 30, 2010 until we have filed our amended Form 10-K for the year ended June 30, 2009.

PART IV — OTHER INFORMATION

           (1)           Name and telephone number of person to contact in regard to this notification

Tony D. Whitaker	(606) 436-3860
(Name)	(Telephone Number)

           (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes   ☐ No

           (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes   ☐ No

           If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company will be amending its Annual Report on Form 10-K for the period ended June 30, 2009, which was originally filed with the Securities and Exchange Commission on September 28, 2009, to amend its audited financial statements to reflect certain adjustments to its accrued and deferred income tax liability.

The restatement of the financial statements will incorporate the following adjustments:

•	The reduction of deferred federal income taxes payable at July 1, 2007 with a $224,000 increase to retained earnings reflecting lower actual levels of deferred tax liabilities;
•
The decrease of the Company’s net earnings for the fiscal year ended June 30, 2009, from $808,000 to $728,000, as a result of additional income tax due on a dividend distribution from one of the Company’s bank subsidiaries, which exceeded the Bank’s accumulated earnings and profits and, as a consequence, resulted in a distribution of the bank’s thrift reserve; and

•	The decrease of the Company’s basic and diluted earnings per share from $0.11 to $0.10 for the fiscal year ended June 30, 2009.

           The financial statements also will be restated to revise the reported liability associated with deferred income taxes.  As a result of the restatement, the following financial statement line items will be adjusted (in thousands):

Consolidated Statement of Financial Condition at June 30, 2009:	Restated	Previously Reported	Effect of Change
Accrued federal income taxes	$147	$67	$80
Deferred federal income taxes	1,115	1,339	(224)
Total liabilities	182,363	182,507	(144)
Retained earnings	32,074	31,930	144
Total shareholders’ equity	58,538	58,394	144

	(In thousands, except share data)
Consolidated Statement of Earnings for the year ended June 30, 2009:	Restated	Previously Reported	Effect of Change
Federal income taxes, current	$1,116	$1,036	$80
Total federal income taxes	1,183	1,103	80
Net earnings	728	808	(80)
Earnings per share, basic and diluted	0.10	0.11	(0.01)

(In thousands)
Consolidated Statement of Comprehensive Income for the year ended June 30, 2009:	Restated	Previously Reported	Effect of Change
Net earnings	$728	$808	$(80)
Comprehensive income	802	882	(80)

(In thousands)
Consolidated Statement of Cash Flows for the year ended June 30, 2009:	Restated	Previously Reported	Effect of Change
Cash Flows from operating activities:
Net earnings for the year	$728	$808	$(80)
Federal income taxes, current	626	546	80

KENTUCKY FIRST FEDERAL BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 29, 2010	By:	/s/ Tony D. Whitaker
Tony D. Whitaker
Chief Executive Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.